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                            December 16, 2021

       Larry J. Helling
       Chief Executive Officer
       QCR Holdings, Inc.
       3551 7th Street
       Moline, IL 61265

                                                        Re: QCR Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed March 12,
2021
                                                            Form 10-Q for the
quarterly period ended September 30, 2021
                                                            Filed November 5,
2021
                                                            File No. 000-22208

       Dear Mr. Helling:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Notes to Consolidated Financial Statements
       Note 7. Derivatives and Hedging Activities, page 114

   1. We note your disclosure on page 116 that you enter into interest rate swaps with customers while at the
same time entering into offsetting interest rate swaps with third party financial
institutions. Your disclosure also states that you receive an upfront fee from the counterparty,
dependent upon pricing, that is recognized upon receipt from the counterparty. We note
that you recognized swap fee income totaling $74.8 million, $28.3 million, and $10.8
million for the years ended December 31, 2020, 2019, and 2018, respectively,
representing 102%, 39%, and 21% of net income before income taxes for the respective periods.
Please respond to the following:
 Larry J. Helling
QCR Holdings, Inc.
December 16, 2021
Page 2
                Tell us in more detail how pricing for the interest rate swap transactions with customers is determined and the typical length of the interest rate swaps.
                Explain in more detail why swap fee income relative to the increase in notional amount of the non-hedging interest rate swap contracts varies so significantly from year to year. For example, it appears that swap fee income relative to the increase in the notional amount of non-hedging interest rate derivatives, calculated based on amounts disclosed in your derivatives and hedging activities footnote over the periods, has ranged from 5.0% in 2018, to 8.3% in 2019, and 9.9% in 2020. If other factors impact this calculation, please tell us how, and expand your disclosure in future filings to disclose those factors given the significant impact this fee income has on your results of operations.
                Provide a representative example showing how swap fee income is determined for one of these transactions.
                Tell us why you changed the line item name to swap fee income/capital markets revenue on your consolidated statement of income beginning with your Form 10-Q for the quarter ended June 30, 2021. Explain whether there are different items included within this line item over the respective periods.
                Explain the drivers of the fluctuation of swap fee income/capital markets revenue relative to the increase in the notional amount of non-hedging derivatives during
              2021. For example, we note that swap fee income/capital markets revenue relative to the increase in the notional amount of non-hedging derivatives was 5.4% during the three months ended September 30, 2021, but 2.3% for the nine months ended
              September 30, 2021. If other factors impact the amount of swap fee income/capital markets revenue, tell us those factors and expand your disclosure in future filings to disclose them.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
with any questions.



FirstName LastNameLarry J. Helling                              Sincerely,
Comapany NameQCR Holdings, Inc.
                                                                Division of
Corporation Finance
December 16, 2021 Page 2                                        Office of
Finance
FirstName LastName